UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number   333-108632

Narrowstep, Inc.
(Exact name of registrant as specified in its charter)

PO BOX 565
HOPEWELL, NEW JERSEY 08525
(Address of Principal Executive Offices) (Zip Code)

(609) 945-1772
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1) ☒

Rule 12h-3(b)(2) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 151

        Pursuant to the requirements of the Securities Exchange Act of 1934, Narrowstep, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2009

                                                           By:  /s/ John Whyte, CEO